Exhibit 99.1

FOR IMMEDIATE RELEASE

GoldMining Announces Filing Of Financial Statements, MD&A, Annual Information Form And Annual Report On Form 40-F

Vancouver, British Columbia – February 28, 2023 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; NYSE American: GLDG) announces the filing of its annual financial statements, management's discussion and analysis (“MD&A”), annual information form (the "Annual Filings") and its annual report on Form 40-F (the "Form 40-F") for the year ended November 30, 2022.

The Annual Filings, which include information regarding the Company's financial position, operations and projects for the fiscal year, are available under the Company's profile on SEDAR (www.sedar.com), on EDGAR (www.sec.gov/EDGAR) and on the Company's website (www.goldmining.com). The Form 40-F is available under the Company's profile on EDGAR.

About GoldMining Inc.

GoldMining Inc. is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia, and Peru. The Company also owns more than 21 million shares of Gold Royalty Corp. (NYSE American: GROY).

For additional information, please contact:

GoldMining Inc.
Amir Adnani, Co-Chairman
Alastair Still, CEO
Telephone: (855) 630-1001
Email: info@goldmining.com

SUITE 1830 – 1030 WEST GEORGIA STREET

VANCOUVER BC V6E 2Y3